EXHIBIT 3.3

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT OF

A.J. GLASER, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is A.J. Glaser, Inc.

2.           The text of each amendment adapted is as follows:

a. Change of Name. The corporation has changed its name from A.J. Glaser, Inc. to Exercise for Life Systems, Inc.

b. Increase of Authorized Capital.  The corporation is currently authorized to issue 100 shares, all of one class designated as common stock. The corporation hereby increases its authorized capital to 100,000,000 shares of common stock. The par value of each share shall be reduced from $1.00 to $.0001.

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock, except as otherwise provided herein or required by law.

Shares of Common Stock authorized hereby shall not be subject to preemptive rights. The holders of shares of Common Stock now or hereafter outstanding shall have no preemptive right to purchase or have offered to them for purchase any of such authorized but unissued shares, or any shares of Preferred Stock, Common Stock or other equity securities issued or to be issued by the Company.

Subject to the preferential and other dividend rights applicable to Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared on the Common Stock by the Board of Directors at any time or from time to time out of any funds legally available therefor.

In the event of any voluntary or involuntary liquidation, distribution or winding up of the Corporation, after distribution in full of the preferential or other amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

Not Applicable

ARTICLES OF AMENDMENT
Page 2

4.	The date of adoption of each amendment was as follows: June 5, 2008

5.	(Check either a, b, c, or d, whichever is applicable)

a.	The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.
b. X The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.
c.
The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (set forth a brief explanation of why shareholder action was not required.)

d.	The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.	These articles will be effective upon filing, unless a delayed time and date is specified:

This date: June 5, 2008

A.J. Glaser, Inc.
Name of Corporation

Signature

Adam Slazer, President
Type or Print Name and Title